

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 16, 2008

By facsimile to (201) 265-6069 and U.S. Mail

Mr. Clinton R. Mytych
Chief Executive Officer
Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, MI 48334

Re: Eternal Image, Inc.
        Pre-effective Amendment 6 to Registration Statement on Form S-1
        Filed December 16, 2008
        File No. 333-148695

Dear Mr. Mytych:

We reviewed the filing and have the accounting comment below.

Note 12 – Restatement of Historical Statements, page 41

1.   Please expand Note 12 to provide a description of the nature of the errors made, as
        required by paragraph 26 of SFAS 154. While this note mentions the errors relate to
        reverse merger transactions, stock splits, and the issuance of convertible notes, the nature
        of the accounting errors is not disclosed. For example we note material changes for
        interest expense, preferred stock, APIC and your entry to record the beneficial conversion
        feature on your convertible note.

Closing

        As appropriate, please amend your filing in response to the comment. You may wish to
provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover
letter tagged as correspondence with your amendment that keys your responses to our comment
and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after review of your amendment and
response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Staff

Accountant, at (202) 551-3854. You may direct questions on other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas E. Boccieri, Esq.
        561 Schaefer Avenue
        Oradell, NJ 07649-2517